EXHIBIT 99.1

Pengrowth Appoints Chandra Henry to the Board of Directors

CALGARY, Alberta, Oct. 01, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth”) (TSX:PGF, OTCQX:PGHEF), today announced the appointment of Chandra Henry CPA, CA, CFA to the Board of Directors with immediate effect.

“On behalf of the Board of Directors, I would like to extend to Chandra a warm welcome to Pengrowth’s Board,” said Kel Johnston, Chairman of Pengrowth’s Board of Directors. “Chandra’s extensive experience and knowledge in accounting, finance and the capital markets will enhance our Board’s capacity to generate value for our shareholders. We all look forward to working closely with Chandra in the stewardship of Pengrowth as we work to deliver on our growth plan.”

Ms. Henry is Chief Financial Officer at WestBlock Inc. (“WestBlock”) where she is accountable for company growth, investor relations, financial compliance, adherence with securities law, financial accounting and treasury management.

Prior to WestBlock, Ms. Henry held various senior finance positions including Director of Finance for GMP Securities LP (2016-17) and Chief Financial Officer for FirstEnergy Capital Corp (2001-16). Both firms are leading boutique investment dealers that have served the oil and gas industry for many decades.

Ms. Henry has a Bachelor of Commerce degree from the Haskayne School of Business and is both a Chartered Professional Accountant (CPA, CA) and a Chartered Financial Analyst Charterholder. Ms. Henry has also served as a Director, Treasurer and Chair of the Audit Committee of the Alberta Ballet Company since 2012.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

For investor and media inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com